UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: May 4, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: May 4, 2015		Signed:	/s/ Scott Cedergren
	By:	Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release: Immediate May 4, 2015

Canadian Pacific announces the appointment of Mark Erceg as Chief Financial Officer

Calgary, AB – Canadian Pacific (TSX:CP) (NYSE:CP) today announced that Mark Erceg has been appointed Executive Vice-President and Chief Financial Officer effective May 18, 2015.

Erceg joins CP from Masonite International Corp. where he had been Executive Vice-President and Chief Financial Officer since 2010. Erceg brings to CP over 20 years of financial management experience.

“After a comprehensive search, it was clear that Mark was the right individual for the job,” said E. Hunter Harrison, CP’s Chief Executive Officer. “Mark has the breadth of experience necessary to spearhead the continued growth of CP’s business and play an integral part alongside the executive team, employees and the Board in driving the company forward and continuing to enhance shareholder value.”

Effective May 18, Mr. Erceg will take over day-to-day CFO duties with outgoing CFO, Mr. Bart Demosky, supporting a smooth and seamless transition until his own departure on May 31.

“I am honoured to be joining such an innovative, forward-thinking and iconic company,” said Erceg. “Under Mr. Harrison’s leadership, CP has made tremendous progress since 2012 and I am excited to be part of the next chapter in the CP story.”

As CP’s Executive Vice-President and CFO, Erceg will be a key member of the senior management team responsible for helping plan the long-term strategic direction of the company. Other responsibilities will include financial planning, reporting and accounting systems as well as pension, treasury and tax. Erceg holds a bachelor’s degree in accounting and an MBA in finance from the University of Indiana.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-319-7298

24/7 Media Pager: 855-242-3674

email: Martin_Cej@cpr.ca

Investment Community

Nadeem Velani

Tel.: 403-319-3591

email: investor@cpr.ca